RMS

+



17017867

SECU

SEC
Mail Processing
Section

MAY 30 2017

Washington DC

OMB APPROVAL
OMB Number: 3235-0123
Expires: May 31, 2017
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-38066

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/16 (MM/DD/YY) AND ENDING 03/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

KJM SECURITIES, INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

48 SAGAMORE ROAD, #29
(No. and Street)

BRONXVILLE	NEW YORK	10708-1534
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KOSTA J. MOUSTAKAS, PRESIDENT (914) 793-7043
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public Accountants, PLLC
(Name - if individual, state last, first, middle name)

250 West 57TH Street, Suite 1632	New York	New York	10107
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Kosta J. Moustakas, President**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **KJM Securities, Inc.,** (Company), as of **March 31, 2017**, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

5/27/17
Notary Public


ANGEL I MUNOZ
Notary Public - State of New York
NO. 01MU6320364
Qualified in Queens County
My Commission Expires Mar 2, 2019

This report ** contains (check all applicable boxes):

This report contains (check all applicable boxes):

VB&T

Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.997.2262

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of KJM Securities, Inc.

We have audited the accompanying financial condition of KJM Securities, Inc., (the "Company") (a New York company), as of March 31, 2017, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KJM Securities, Inc. as of March 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
April 30, 2017

Registered with the Public Company Accounting Oversight Board
Member of the American Institute of Certified Public Accountants

KJM SECURITIES, INC
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2017

ASSETS

Cash	$	9,635
Other receivable		36,956
Total Assets	$	46,591

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	20,770
Total Liabilities		20,770
Stockholder's Equity:		
Common stock - $.01 par value		
10,000 shares authorized, issued and outstanding		100
Additional paid-in capital		12,419
Retained earnings		13,302
Total Stockholder's Equity		25,821
Total Liabilities and Stockholder's Equity	$	46,591

The accompanying notes are an integral part of these financial statements.

KJM SECURITIES, INC
STATEMENT OF INCOME
FOR THE YEAR ENDED MARCH 31, 2017

Revenues:	
Commissions and fees	$ 443,004
Total Revenues	443,004
Costs and Expenses:	
Commissions/compensation and benefits	382,104
Rent	30,216
Utilities	1,987
Insurance	4,001
Travel	5,723
Regulatory fees	4,560
Professional fees	2,250
Office supplies and expenses	3,911
Telephone	8,680
SIPC fee	812
NYS Corporation Taxes	628
Total Costs and Expenses	444,871
Net Operating Loss	(1,867)
Interest income	40
Net loss	$ (1,827)

The accompanying notes are an integral part of these financial statements.

KJM SECURITIES, INC
STATEMENT OF CHANGES IN FINANCIAL CONDITION
FOR THE YEAR ENDED MARCH 31, 2017

Cash Flows Used By Operating Activities:		
Net loss	$	(1,827)
Adjustment to reconcile net loss to		
net cash (used) by operating activities:		
Changes in operating assets and liabilities:		
Increase in other receivable		23,936
Decrease in accounts payable and accrued expenses		(41,821)
Net cash (used) by operating activities		(19,712)
Cash flows from investing activities:		
Cash flows from financing activities:		
Net cash provided by financing activities		2,519
Net (decrease) in cash		(17,193)
Cash at beginning of year		26,828
Cash at end of year	$	9,635
Supplemental disclosures of cash flow information:		
Cash paid during the period for:		
Income taxes	$	628

The accompanying notes are an integral part of these financial statements.

KJM SECURITIES, INC
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2017

	Common Stock	Additional Paid-in Capital	Retained earnings	Total Stockholder's Equity
Balances, April 1, 2016	$ 100	$ 9,900	$ 15,129	$ 25,129
Shareholder contribution		2,519		2,519
Net loss	-	-	(1,827)	(1,827)
Balances, March 31, 2017	$ 100	$ 12,419	$ 13,302	$ 25,821

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

KJM Securities, Inc. (Company) was incorporated on October 16, 1986 in the State of New York as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company has adopted March 31 as its year end.

The Company clears all of its transactions through security clearing brokers. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

Pursuant to agreements between the Company and National Financial Services LLC (NFS), all securities transactions of the Company are cleared and its customers are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules are carried by NFS.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company's financial statements are prepared using the accrual method of accounting.

The Company receives commission income in accordance with the terms of an agreement with the clearing agent. Commission income is recognized on the settlement date of purchase or sales transaction.

Fees are recognized when services are completed and the revenues are reasonably determined, unless the service is rendered on a contingent fee basis, in which case revenues are recognized upon satisfaction of the contingency.

Use of Estimates

The financial statements are presented in accordance with generally accepted accounting principles and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at March 31, 2017, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Income Taxes

The Company complies with FASB ASC 741-10-1 through 25 (formerly SFAS No. 109, "Accounting for Income Taxes") which require an asset and liability approach to the financial accounting and reporting for income taxes.

3. NET CAPITAL REQUIREMENTS

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2017 the Company had net capital of $23,082 which was $18,082 in excess of its required minimum capital requirement.

4. CONTINGENCIES

In the normal course of business, the Company is engaged in various trading and brokerage activities on a principal and agency basis through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

5. COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company sub-leases office space in the Village of Bronxville, New York from Gramgar, Inc., a related party, under an operating lease. The Company paid $30,216 to Gramgar, Inc. during the year ending March 31, 2017.

6. CONCENTRATION OF CREDIT RISK

Financial instruments which potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company maintains its cash in financial institutions insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000.

The Company has not experienced any losses in such accounts.

7. SUBSEQUENT EVENTS

Subsequent events have been evaluated through April 30, 2017, which is the date the financial statements were available to be issued.

KJM SECURITIES, INC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
MARCH 31, 2017

NET CAPITAL:		
Total stockholder's equity	$	25,821
Deductions and/or charges:		
Non-allowable asset:		
Accounts receivable		(2,739)
Net capital before haircuts on securities positions		23,082
Haircuts on securities positions		
Net Capital	$	23,082
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	20,770
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required	$	5,000
Excess net capital	$	18,082
Net capital less greater of 10% of total AI or 120% of minimum net capital	$	17,082
Ratio: Aggregate indebtedness to net capital is		90%

The above computation agrees with the March 31, 2017 computation of net capital filed electronically by the company on FOCUS Form X-17A-5 Part IIA.

Net capital was report by Company	$	23,082
Net capital per audited report	$	23,082

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.997.2262

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REVIEW REPORT ON MANAGEMENT'S ASSERTION LETTER

To the Board of Directors of
KJM Securities, Inc.

We have reviewed management's statements, included in the accompanying management assertion letter, in which (1) KJM Securities Inc (the "Company") identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that KJM Securities Inc met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
April 30, 2017

KJM Securities, Inc
48 Sagamore Road
Suite 29
Bronxville, NY 10708

Assertions Regarding Exemption Provisions

We, as members of management of KJM Securities, Inc ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending April 1, 2016 through March 31, 2017.

KJM Securities, Inc

By: Kosta Moustakas

Kosta J. Moustakas, President

April 30, 2017

KJM Securities, Inc
(SEC I.D. No. 8-38066)

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED MARCH 31, 2017
AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AND
REVIEW REPORT REGARDING EXEMPTION PROVISIONS